Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 22, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Update

Further to our intimation dated February 19, 2018 regarding U.S. Securities Class Action Lawsuit (In re Dr. Reddy’s Laboratories Limited Securities Litigation), we would like to inform you that on March 21, 2019 the United States District Court for the District of New Jersey issued its decision (dated March 20, 2019) granting in part and denying in part our Motion to Dismiss. The Court has dismissed Plaintiff’s claims with respect to 17 out of the 22 alleged misstatements.

As intimated earlier, the Company believes that the remaining alleged claims of misstatements are without merit and intends to vigorously defend itself against them.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)